Exhibit 99.2

C O R P O R A T E P A R T I C I P A N T S

Dawn Francfort, ICR

Jonah Raskas, Co-Chief Executive Officer, CHW Acquisition Corp.

Garrett Smallwood, Chief Executive Officer, Wag Labs, Inc.

Adam Storm, President and Chief Product Officer, Wag Labs, Inc.

P R E S E N T A T I O N

Dawn Francfort

Thank you for standing by, and welcome to the Wag and CHW Acquisition Corp. call and webcast. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by CHW and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on CHW’s website at www.chwacquisitioncorp.com and on Wag’s website at https://investors.wag.co.

The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on CHW’s website and Wag’s website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call. In particular, this call contains forward-looking statements that are subject to risks and uncertainties. Further information about us will be contained in filings with the SEC, and we encourage you to read those carefully.

For everyone on the call, CHW and Wag will not be fielding any questions today.

Hosting today’s call from CHW are Jonah Raskas, Co-CEO, and from Wag are Garrett Smallwood, CEO, and Adam Storm, President and Chief Product Officer.

I will now turn the call over to Jonah. Please go ahead, sir.

Jonah Raskas

We are excited to announce that CHW has entered into a business combination agreement to combine our public Company with Wag.

As we said during the initial public offering of CHW, our thesis was simple. Find a company that had a high growth rate, sector or product leadership, strong brand recognition, scalable platform, and a highly driven and experienced Management team. In doing so, and after reviewing many other potential opportunities, we have found that and could not be more excited to be announcing our investment in, and business combination with, Wag.

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Wag is a one stop shop for premium pet care with a strong consumer brand and category leadership position in pet services. The Company is rapidly expanding into the highly attractive pet wellness category. Wag expects to grow its revenue by over 120% in 2022 to $42 million and estimates annual revenue growth of over 40% for the next few years. Importantly, the team has a clear strategy to build upon its strong pet platform to expand its product offerings and drive overall profitability.

Coming out of COVID, we expect the business to continue to accelerate due to people returning to work and restrictions being lifted on daily activities, as well as by the fact that one in five households have adopted a pet since the beginning of the pandemic, leading to a positive effect on the number of bookings for pet services.

Turning to leadership. Wag is led by a best-in-class management team, including entrepreneur Garett Smallwood, as well as Adam Storm who was one of the original Wag employees and has extensive leadership experience in technology. The team brings both depth and breadth of experience across start ups, marketplaces, technology capabilities, and product innovation. This leadership team, combined with the Company’s brand loyalty, extensive product offerings, highly attractive unit economics and sticky subscriptions, position it to continue to drive rapid growth for years to come as it builds upon its platform and evolves into the number one pet well-being marketplace.

Turning to our business combination. New financing for this transaction is being led by current and existing investors of Wag and CHW with equity commitments at $10.00 per share. These investors include Battery Ventures, ACME Capital, General Catalyst, and Tenaya Capital. Additionally, CHW has obtained commitments for $30 million in debt financing in conjunction with this transaction.

Upon closing, the combined Company will have an anticipated enterprise value of approximately $350 million. The transaction will provide approximately $175 million of gross proceeds to the Company, assuming no redemptions. Further underlying our conviction in this opportunity, pre-closing Wag shareholders will receive new additional shares in the form of an earnout achieved in three equal installments in order to ensure that we are fully aligned with all shareholders. CHW has also aligned ourselves with the existing shareholders and agreed to place a portion of our promote in an earnout structure. All Wag shareholders will roll 100% of their equity holdings into the new public Company.

We believe investors have a compelling opportunity to purchase into a market-leading consumer brand with an outstanding growth profile in a fragmented and rapidly growing market at a compelling valuation. 8.3 times revenue multiple for Wag on 2022 estimates, and a 4.9 times revenue multiple for 2023 estimates.

The invested capital is expected to fully fund Wag’s current business plan over the next two years until it is cash flow positive, and position the Company to expand its product offerings, achieve its exceptional growth plan, and opportunistically acquire select companies as it consolidates the pet well-being industry.

As a reminder, the CHW team consists of Mark Grundman, who is Co-CEO of CHW with me, as well as the broader team that includes Paul Norman, who is President.

With that, I would like to turn the call over to my partner, Garrett Smallwood, the CEO of Wag, who will walk you through the Company’s mission to simplify pet ownership in this large and durable U.S. pet industry, with no signs of a slowdown, by offering a one stop shop for premium pet care.

Garrett Smallwood

Thank you, Jonah.

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We are excited to be here today to introduce you to Wag, where we believe that being busy shouldn’t stop you from owning or taking care of your pet. As such, our mission is simple. We exist to make pet ownership possible and to bring joy to pets and those who love them. We’re building a strong consumer branded premium pet care platform that is transforming the pet industry by simplifying caring for the pets you love. The $44 billion pet wellness and services industries are fragmented and largely offline, and we are consolidating these industries online and through our mobile app as we rapidly evolve into the number one pet well-being marketplace.

Through our vertically integrated technology platform, we offer access to dog walking, pet sitting, consultations with licensed pet experts and training service options across 4,600 cities in all 50 states, as well as provide subscription and insurance comparison options. We have experienced impressive growth and a proven ability to diversify our addressable market to unlock new spending opportunities, demonstrated by the recent launch of our subscription service, Wag Premium, and the expansion into wellness. Importantly, our growth trends are accelerating, as we capitalize on a return to normal environment and the significant increase in pet ownership since the start of the pandemic.

This listing and capital raise is a major milestone for us and will accelerate our expansion. We are also very excited to be partnering with the CHW team, who bring a wealth of expertise and experience, allowing us to create a stronger platform for Wag to be built upon. This transaction provides our team with the necessary capital to accelerate our growth initiatives, as well as the currency to consolidate the pet well-being category through opportunistic M&A.

Wag was started in 2015 to solve the guilt and stress of owning a pet. Seventy percent of U.S. households own a pet, which equates to 90.5 million homes, and going to the office, going on a date night, or going away for a weekend can be stressful.

We launched our pet service offerings to solve these problems because lonely pets deserve healthier and happier lives. By leading with access to pet services, we were able to provide a mobile first experience with 98% of pet parents on the app. We created a trusted relationship with our pet parents as 75% are not home while services are being delivered. This trust led to high frequency service utilization as our average pet parent uses Wag five times a month. These dynamics allowed us to build a compelling and trusted consumer brand with a high level of engagement, effectively creating a solid platform to leverage as we rapidly expand our business to new product lines.

Through our vertically integrated platform and market leading position in services, as well as our operational excellence, marketplace technology, and robust consumer brand, we have created a one stop shop for premium pet care. We also provide an exceptional experience for our community.

This, coupled with tailwinds from the resilient U.S. pet industry with no signs of slowing down, leave us well-positioned to accelerate our growth and achieve our goal of consolidating the pet industry to become the leading pet well-being platform. By building our foundation on our data science and automation capabilities, we have created a competitive advantage that will drive lasting improvements to our business and allow us to efficiently scale our platform to new product lines.

In 2019, Adam and I assumed leadership positions at Wag. Since this time, we have expanded our product offerings and developed a digital marketplace. As part of these initiatives, we launched pet training, drop-in visits, cat wellness, expert pet advice consultations, and insurance comparison. Our offerings are now anchored by our premium subscription service, which we launched in the first quarter of 2020 and now accounts for 40% of our monthly active users.

Over the past few years, we reduced our operating structure and successfully expanded our take rate to above 40% from 19% in 2018. We grew our non-walking revenue to over $10 million from less than $1 million in 2018 and enhanced our 3-year customer lifetime value to over $340 from $125 in 2018. Following our expense reduction efforts that began in 2019, we successfully expanded our gross margin from 65% in 2019 to almost 90%. Our post-pandemic momentum has also accelerated with growth of over 100% in 2021.

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We believe we have significant runway to consolidate the pet wellness and services industries for the following reasons.

First, our Wag platform is enabling us to consolidate the pet industry online and through our mobile app. We are the number one on-demand trusted in-home pet partner that connects pet parents with the highest-quality, local caregivers, making us the clear leading provider of on-demand pet services.

Second, we are the one stop shop for premium pet care. We provide our pet parents with a comprehensive experience. Within services, pet parents can find dog walking, drop in visits, boarding, house sitting and training. Within wellness, we offer wellness plans and a pet insurance comparison marketplace, as well as 24/7 pet health advice from a licensed expert. These products are anchored by our premium subscription, driving platform lock-in and encouraging greater cross-selling. Our extensive offerings simplify caring for your pet.

Third, we operate in a large and resilient pet industry with no signs of slowing down, and we continue to diversify our offerings to unlock new spending and increase our addressable market. The overall U.S. pet spend has grown at a steady 6.5% CAGR from 2001 through today. We operate in the $44 billion U.S. pet wellness and services industries that are rapidly expanding.

Fourth, we have created an unparalleled user experience that drives strong retention and new customers to our platform. We deliver delightful experiences that drive pet parent retention, with 90% of pet parents rebooking after an initial experience. Despite the global pandemic, our 2020 and 2021 cohorts are the strongest in our Company’s history, driven by a higher take rate, the launch of our premium subscription, and improved cross selling. Our 2020 and 2021 pet parent cohorts are generating approximately two to three times more net revenue compared to prior cohorts at the same point in their lifecycles.

Before detailing our growth drivers, I would like to turn the call over to Adam, the President and Chief Product Officer, to discuss our product and platform.

Adam Storm

Thanks, Garrett.

I would like to first discuss our KPIs to provide context on our competitive positioning within the pet marketplace.

First, our pet parent uses Wag services on average five times a month. As part of this dependable and recurring behavior, we’re in your home and interacting with your pet every week. This consistent engagement provides a strong foundation for us to develop a compelling relationship that we leverage to sell additional products. We also collect extensive user data to better understand pet parents’ wants and needs, which we’ll use to inform and prioritize our product expansion opportunities.

Second, we offer access to a wide breadth of services for our pet parents. Pet parents can find 12 different service offerings through our platform.

Third, both sides of the marketplace, the pet parents and the caregivers, love Wag. Our Net Promoter Score averages between 45 to 55 for caregivers and 65 to 70 for pet parents.

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Fourth, our high-quality experience drives an industry leading 70% organic customer acquisition. Our great experience drives more users into our ecosystem through strong word of mouth.

Fifth, we offer a premium subscription model that drives stickiness and retention. For $9.99 a month, Wag Premium subscribers receive a 10% discount and VIP access. Approximately 40% of our monthly active users are subscribers.

Sixth, we have attractive unit economics with an estimated LTV to CAC of 3 to 1, driven by strong gross margin and organic acquisition. We have a substantial take rate of over 40%, driving exceptional unit economics on a per service basis. We have positive service unit economics in every market with our 40% platform fee across all service types and an LTV of over $340.

With people beginning to return to more normal activities, we plan to accelerate our marketing initiatives to capture these customers as they re-establish habits. Our outlook assumes an LTV to CAC ratio of approximately 3 to 1, translating into a six- to nine-month payback period.

Seventh, we have an industry leading service quality. Our Wag platform is ranked as trustworthy and dependable by pet parents with more than 96% of reviews on the platform earning 5 stars from over 11 million reviews.

Finally, we operate a negative supply-side CAC on the caregivers. Pet caregivers pay a standard $29.95 fee to join the platform. With over 350,000 screened, background checked, and approved caregivers, we provide a best-in-class service.

Moving on to our product. We are a mobile first operating platform, with 98% of our community online. Pet caregivers are all hyper-local and can be available on-demand, so requests can be filled within 15 minutes.

We disrupted traditional dog walking. With 90% of our pet parents new to dog walking and average use of five times a month, we created an entirely new market that has disrupted traditional dog walking.

We are the clear leader of on-demand services, as we participate in the broader convenience economy.

The delightful experiences we deliver to our pet parents drives strong retention, with a pet parent rebooking rate of 90%.

And 20% of our pet parents will use two or more of our product lines, which increases to 40% amongst our Wag Premium subscribers.

I’ll turn the call back to Garrett to discuss our growth initiatives and financial outlook.

Garrett Smallwood

Thanks, Adam.

I will first discuss our growth drivers. Our goal is to be the leading platform for premium pet care, leveraging our strong consumer brand and proven business model to drive the following five initiatives.

First, accelerate growth in existing markets. We are rapidly recovering from the pandemic. Our new pet parents are already well-above our pre-pandemic productivity levels despite the continued work from home schedule. According to an industry survey conducted by PricewaterhouseCoopers in November and December of 2020, 75% of U.S. executives expect at least half of the office workforce to return to the office full-time by mid-2022. We see significant opportunity to accelerate our growth in existing markets as people resume more normal activities and utilize our expanded offerings.

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Second, expand subscription offerings. We will continue to expand penetration of our premium subscription, which creates a sticky user base and drives greater cross-selling. Our premium subscription is a highly attractive durable revenue stream, and the associated fees largely offset the discounts provided. We will also increase our Wag Wellness plans, as well as introduce a tiered subscription offering. Wag Premium has demonstrated our ability to successfully add complimentary services, a capability we will build upon.

Third, platform expansion. We have a proven ability to diversify our addressable market and unlock new customer spend opportunities through our expanded product offerings, as we scale our platform. Our Wag Wellness synergizes within our ecosystem, providing significant upside to our take rate. We are expanding pet types and service offerings as we grow our revenue lines, further increasing our customer’s lifetime value. In the third quarter, our take rate increased to 48%.

Fourth, grow our business in international markets. Longer term, we will look to expand our business internationally both organically and through M&A.

Fifth, opportunistic M&A for growth and industry consolidation. We will leverage our proven platform to expand through synergistic M&A, focusing on subscription and home access, as well as high-quality human grade food and prescription products. While we have not accounted for any acquisitions in our financial outlook, we believe select acquisitions are a compelling opportunity for us to quickly consolidate the pet wellness and services industries as we build our premium wellness platform for pets.

Taking this all together, we are incredibly proud of our accomplishments today and our growth trajectory. While we are currently operating at roughly half of our pre-pandemic service volumes, our 2022 forecast assumes a steady return to normal post-pandemic life. This is further supported by our new pet parent cohorts who are meaningfully more productive than our pre-pandemic cohorts.

We achieved a 243% revenue growth rate in Q3 and based on our current trajectory coming out of the pandemic, we expect the growth trend to exceed 100% in 2022 as we deliver consistent month-over-month improvements in this return to normal environment.

Our compounded annual growth rate is expected to be at least 70% through 2023, with projected revenue growing to over $70 million. We expect our gross margins to remain steady at current levels around 90%. In terms of EBITDA, we plan to reach profitability in Q2 of 2024. Longer term, we are forecasting an EBITDA margin of over 10%, driven by our heightened focus on leveraging our operations and fixed costs as we scale our platform.

Overall, we believe we have a tremendous opportunity to accelerate the momentum in our business through multiple levers. We provide a delightful experience to our pet parents, creating a highly loyal and engaged community with a wealth of data to improve our cross-selling and inform our offering extensions.

We have built an incredible consumer brand and business with an outstanding team, where we are the leaders in the rapidly evolving pet wellness and services market. The competitive moats we have built over the past few years in infrastructure, brand strength, and data capabilities, further fueled by one in five households having adopted a pet since the beginning of the pandemic, leave us attractively positioned for accelerated growth as we become the number one platform for pet well-being.

Thank you for your time and attention today. If you have any questions regarding the presentation, please contact wagir@icrinc.com.

Thank you again for joining today’s call.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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